UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

R. S. Ramdas

1001 Brickell Bay Drive, Suite 3102/8

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103

1.	Name of Reporting Persons Bharat Desai
2.	Check the Appropriate Box if a Member of a Group
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 7,947,182*
	8.	Shared Voting Power 24,570,310**
	9.	Sole Dispositive Power 7,947,182*
	10.	Shared Dispositive Power 24,570,310**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,517,492* **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 38.9%
14.	Type of Reporting Person IN

*	Bharat Desai disclaims beneficial ownership of 8,050 shares held by various educational trusts for which Bharat Desai is the sole trustee.
**	The common stock with respect to which Bharat Desai shares voting and dispositive power includes (i) 9,318,692 shares held by the NS Trust dated February 28, 1997 I (“Trust I”), (ii) 9,318,692 shares held by the NS Trust dated February 28, 1997 II (“Trust II”), (iii) 150,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), (iv) 150,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), (v) 3,917,701 shares held by a family private charitable foundation (“Foundation I”), and (vi) 1,715,225 shares held by a second family private charitable foundation (“Foundation II”). Bharat Desai is a co-trustee of each of the trusts and a director of each of the charitable foundations. Bharat Desai disclaims beneficial ownership of the 24,570,310 shares held by Trust I, Trust II, Trust V, Trust VI, Foundation I, and Foundation II.

This Amendment No. 12 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, Amendment No. 2 filed on January 9, 2006, Amendment No. 3 filed on February 15, 2006, Amendment No. 4 filed on April 20, 2007, Amendment No. 5 filed on December 17, 2010, Amendment No. 6 filed on August 15, 2011, Amendment No. 7 filed on March 1, 2013, Amendment No. 8 filed on June 10, 2013, Amendment No. 9 filed on September 18, 2015, Amendment No. 10 filed on November 22, 2016, and Amendment No. 11 filed on December 27, 2016 on behalf of Bharat Desai (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 12, Bharat Desai is deemed to beneficially own an aggregate of 32,517,492 shares of Common Stock, which represents approximately 38.9% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on June 30, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2017 (file No. 0-22903). Bharat Desai disclaims beneficial ownership of an aggregate of 24,570,310 shares held by Trust I, Trust II, Trust V, Trust VI, Foundation I, and Foundation II for each of which Bharat Desai acts as either a co-trustee or a director, as well as 8,050 shares held by various educational trusts for which Bharat Desai is the sole trustee.

(b) Bharat Desai has sole power to vote, direct the vote, dispose, or to direct the disposition over 7,947,182 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 24,570,310 shares of Common Stock.

With regard to Trust I, Trust II, Trust V, and Trust VI, Bharat Desai shares the power to vote, direct the vote, dispose, or to direct the disposition of the Common Stock with Rakesh Vij, as co-trustees. Rakesh Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Rakesh Vij’s business address. During the past five years, Rakesh Vij has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Rakesh Vij is a citizen of the United States of America.

With regard to Foundation I and Foundation II, Bharat Desai shares the power to vote, direct the vote, dispose, or to direct the disposition of the Common Stock with Neerja Sethi, Saahill Desai, and Pia Desai, with all four serving as directors of both foundations. Neerja Sethi is a director of Syntel, Inc., 525 E. Big Beaver Rd., Suite 300, Troy, Michigan 48083 and has a business address of 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131. Saahill Desai is self-employed with a business address of 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131. Pia Desai is employed by DS Advisors LLC, an investment consulting firm, 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131, which is also Pia Desai’s business address. During the past five years, neither Neerja Sethi, Saahill Desai, nor Pia Desai have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Neerja Sethi, Saahill Desai, and Pia Desai are each citizens of the United States of America.

(c) During the period July 27, 2017 until September 5, 2017, Foundation I sold 1,340,510 shares of Common Stock as required under the U.S. Tax Code. Foundation II sold 84,775 shares of Common Stock during the period August 7, 2017 to September 5, 2017. Bharat Desai is a director of Foundation I and a director of Foundation II, each of which hold shares of Common Stock and, as a director, currently has the shared power to vote, direct the vote, dispose, or to direct the disposition of 3,917,701 shares of Common Stock held by Foundation I and 1,715,225 shares of Common Stock held by Foundation II.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: September 6, 2017

/s/ Bharat Desai
Bharat Desai